

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Via E-mail
Ryan C. Farris
President
Ally Auto Assets LLC
200 Renaissance Center
Detroit, Michigan 48243


Re: **Ally Auto Receivables Trust 2010-2**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 333-163392-03

Ally Auto Receivables Trust 2010-3
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 333-163392-04


Dear Mr. Farris:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Exhibit 33.2 to the Form 10-K for Ally Auto Receivables Trust 2010-2 and Exhibit 33.2 to the Form 10-K for Ally Auto Receivables Trust 2010-3

1. We note that the Trust & Securities Services department of Deutsche Bank National Trust Company and Deutsche Bank Trust Company Americas' reports on their assessment of compliance with applicable servicing criteria describe the scope of their platform as "publicly-issued (i.e., transaction-level reporting required under the Securities

Exchange Act of 1934, as amended) residential mortgage-backed securities, commercial mortgage-backed securities and other asset-backed securities issued on or after January 1, 2006 for which Deutsche Bank provides trustee, securities administration, paying agent or custodian services, as defined in the transaction agreements, excluding publicly-issued securities sponsored or issued by any government sponsored entity." We also note that much of the servicing criteria set forth in Item 1122(d), except for Item 1122(d)(2)(iii) and 1122(d)(4)(iv) – 1122(d)(4)(xiv), are applicable to Deutsche Bank's assessment. Please tell us what constitutes "other asset-backed securities." Furthermore, since the platform consists of transactions backed by several different asset types instead of transactions backed by only the same asset type, please tell us, with a view towards disclosure, how the scope of the platform was determined. Please refer to Telephone Interpretation 17.03 of Manual of Publicly Available Telephone Interpretations Regarding Regulation AB and Related Rules.

2. We note the statement that while the criterion outlined in Item 1122(d)(3)(i)(C) (along with other criteria) was applicable to Deutsche Bank's reports on assessment of compliance with servicing criteria, there were no activities performed with respect to that criterion during the year ended December 31, 2011 with respect to the Platform, because there were no occurrences of events that would require Deutsche Bank to perform such activities. Item 1122(d)(3)(i)(C) covers whether reports are filed with the Commission as required by its rules and regulations. With a view towards disclosure, please explain supplementally why there were no occurrences for the stated platform with respect to Item 1122(d)(3)(i)(C) during the year ended December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Janette McMahan
        Kirkland & Ellis LLP